FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 30, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 6th/2012 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: July  26, 2012 at 9:00 a.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM: the full complement of members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1. Change in the Structure of the Dairy Products Vice-President Area – The Board of Directors resolved to approve the termination of the Dairy Products Executive Vice President, Fabio Medeiros Martins da Silva, thanking him for services rendered to the Company. The structure of the dairy products segment will be consolidated between the Operations and Supply Chain Vice Presidential areas.  2. Other internal company matters. CONCLUSION:  These minutes, having been drafted, read and approved, were signed by the members of the Board of Directors present. São Paulo, July 26, 2012. Nildemar Secches, Chairman; Paulo Assunção de Souza, Vice-Chairman; Allan Simões Toledo; Décio da Silva, José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan, Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. Edina Biava– Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 30, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director